

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 25, 2017

Guy Nathanzon
Chief Financial Officer
TAT Technologies Ltd.
P.O. Box 80
Gedera 70750, Israel

     Re: **TAT Technologies Ltd.**
           Form 20-F for Fiscal Year Ended December 31, 2015
           Filed April 21, 2016
           File No. 000-16050

Dear Mr. Nathanzon:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          /s/ Lyn Shenk

          Lyn Shenk
          Branch Chief
          Office of Transportation and Leisure